December 21, 2009

VIA EDGAR CORRESPONDENCE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC  20549

RE:	Continental Materials Corporation
File number 001-03834
Form 10-K for Fiscal Year Ended January 3, 2009

Dear Mr. O’Brien:

We are writing in response to your letter dated November 27, 2009, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009.

To facilitate your review of our response, we are including your comments in boldface and italics, followed by our response.  Please note that we intend to address all of the issues that are raised in all future filings with the Commission beginning with the Form 10-K to be filed for the 2009 fiscal year.

Form 10-K for the year ended January 3, 2009

Critical Accounting Policies, page 20

Goodwill and Other Intangible Assets, page 20

1.                                      Your response to prior comment 2 indicates that you have not provided a reconciliation of the fair value of your business to your market capitalization because of the trading characteristics of your stock and the cyclicality of the construction materials business.  We refer you to the valuation you supplementally provided which provides your average valuation of TMC based on the application of your three valuation methods.  Please explain the valuation of TMC at January 3, 2009 and July 4, 2009 in relation to the Company’s value as a whole.  In this regard, Concrete, Aggregates & Construction Supplies represents 42% of total Company assets at July 4, 2009; however, the fair value you assigned to this segment in your valuation analysis is significantly higher on a percentage basis to the total company’s book value.  Please tell us the fair value of your other businesses and reconcile the fair value of your entire business to your current market capitalization ensuring that your analysis includes an explanation for all reconciling items, such as control premiums and trading volume adjustments.

RESPONSE: Accompanying this letter is a “reconciliation” of the estimated values of Continental Materials Corporation’s business units with the market capitalization of Continental Materials Corporation (“CMC”) as of the end of fiscal year 2008 (January 3, 2009) and the end of the second quarter of 2009 (July 4, 2009). While we are providing you with this analysis, which was originally prepared in connection with the audit and quarterly review of our financial statements for the period noted above, we want to reiterate our position stated in our October 30, 2009 response to your October 8, 2009 comment letter: “We do not believe that our stock price is directly correlated to the values of our business assets”. The reasons for our belief were discussed in our October 30, 2009 response.

With regard to the accompanying “reconciliation” the following explanations should add to clarity and understanding:

•                  The valuation for Transit Mix, the only remaining business within the Concrete, Aggregates & Construction Supplies reporting unit, is based on our FAS 142 analysis that we previously provided to you in and with our October 30, 2009 response.

•                  The valuation for Rocky Mountain Ready Mix is also from the same analysis that was previously provided to you in and with our October 30, 2009 response.

•                  The valuations for McKinney Door and Hardware, Williams Furnace Co., and Phoenix Manufacturing Inc. are management’s estimates of value. The valuation for McKinney was estimated based on a multiple five times the average EBITDA for the past five years. We concluded that an appropriate EBITDA multiple was five based upon recent transactions in similar industries. The valuation for Williams and Phoenix was based upon management’s discounted cash flow projection. We used a discounted cash flow valuation for Williams and Phoenix. The discount rate applied was 15% giving consideration to the current and projected continuance of low interest rates.

•                  The adjustment to CMC’s market capitalization for corporate headquarters’ expenses reflects the estimated impact of such expenses on CMC’s annual earnings and the resultant impact on the market capitalization. We applied a discount rate of 15% against the estimated annual corporate expenses net of the related income tax benefit. We believe such an adjustment is appropriate as all of our operating businesses are, for all intents and purposes, self-sufficient with their own staffs in functional areas such as general management, production, purchasing, engineering (where applicable), sales, human resources and accounting. In short, these business units are stand-alone operations that can be sold without any prospective buyer, especially a synergistic buyer, having a need to add costs or expenses similar to CMC’s corporate headquarters expenses.

•                  When comparing the value of our operating businesses, net of any outstanding funded debt, to our market capitalization as adjusted for corporate expenses the combined net value of the operating businesses exceeded the market capitalization as adjusted by 66%.

We again refer to our October 30, 2009 response to your original letter that cited several reasons why we do not believe that there is much correlation between the market capitalization and the fair value of our entire business. While we believe these factors impact our market capitalization, we do not believe that we are capable of assigning weights to the various conditions that cause this, e.g. trading volume, high percentage of trade activity that the Specialist is involved in and the effect of the control premium.

We consider the attached analyses to be confidential business information and would appreciate that the Securities and Exchange Commission treats it accordingly.

2.                                      Your response to prior comment 2 indicates that during interim periods, if an event or circumstances change that would more likely than not reduce the fair value of the concrete reporting unit below its carrying value, you internally update the discounted cash flow model.  We note your market cap continued to decline to $19 million currently from $28.5 million at July 4, 2009.  Concrete, Aggregates and Construction Supplies segment revenues for the third quarter 2009 decreased 44% from the third quarter 2008 and operating income decreased from $1.8 million at September 27, 2008 to an operating loss of $1.6 million at October 3, 2009.  Based on the continued decline of your market cap and segment operating results, it is unclear why your internal impairment analysis was not updated at October 3, 2009.  Please tell us what consideration as given to paragraphs 350-20-35-22 and 350-20-35-30 of the FASB Accounting Standards Codification.  Further tell us if any resulting goodwill impairment charge would impact your current or newly modified debt covenants.

RESPONSE: We did not update our impairment analysis at the end of the third quarter of 2009 as the underlying business conditions which resulted in the diminished operating results for the third quarter of 2009 were already in place and had been considered in preparing the projected future cash flows for Transit Mix at the end of the second quarter of 2009. The estimated value of the Transit Mix business at the end of the second quarter indicated no asset impairment and management therefore concluded that no triggering event had occurred since the previous impairment analysis was prepared. It is worth noting that in the cash flow projection prepared in relation to our 2010 budget, which includes a forecast for the balance of 2009, shows that the projected EBITDA for the twelve months ended September 2010 is substantially higher than that utilized in discounted cash flow analysis prepared at the end of the second quarter of 2009. The construction industry in Colorado, as in most of the United States, is currently in a cyclical trough. Demand for construction materials remains soft and we expect it will remain so throughout most of 2010. However, we are confident that the market will recover and our projections reflect the return of strong earnings and cash flows when it does.

With regard to our stock price (market capitalization matter) at the end of the second quarter the stock price was $11.07 which yielded a market capitalization of $17.7 million (there are 1,598,278 shares outstanding). At the end of September our stock price was $10.57 which yielded a market capitalization of $16.9 million. This is a decline of approximately $800,000 or

4.5%. As of the writing of this response, the stock price is at $11.00 reflecting virtually no change since the second quarter’s market capitalization.

Our loan agreement provides for a minimum adjusted EBITDA and fixed charge coverage. It also provides for a maximum leverage ratio. These three covenants include or entail the use of EBITDA. In general EBITDA is not reduced for “any other non-cash charges and any extraordinary charges deducted in the determination of Consolidated Net Income, including any asset impairment charges and write downs of goodwill (provided, however, except for the non-cash charges arising in Fiscal Year 2008 and 2009 relating to Rocky Mountain and other non-cash charges up to $1,000,000 in any twelve month period (collectively, the “permitted non-cash charges”), all non-cash charges (other than the permitted non-cash charges) arising after the date hereof shall be reasonably acceptable to the Administrative Agent”. In short, while a write down of goodwill is a non-cash charge, any goodwill write-down not related to the divestiture of Rocky Mountain and in excess of $1,000,000 annually has to be “reasonably acceptable to the Administrative Agent” in order for such write-down to be excluded in the determination of EBITDA. While the Administrative Agent has some discretion, we believe any goodwill write-down would be excluded in the determination of EBITDA as it would clearly be a non-cash charge. Goodwill is already deducted in the determination of tangible net worth so any write down would have no effect on the tangible net worth covenant.

Item 9A. Controls and Procedures, page 40

3.                                      We note your response to prior comment 7 with regard to the physical inventory adjustment you recorded in your third quarter 2008.  It appears that these adjustments are material to the first and second quarters operating income and loss.  In this regard, it appears that your first quarter adjustment would have had a 12% impact on operating loss and the second quarter adjustment would have changed your operating income to an operating loss.  Please provide us with a SAB 99 materiality analysis for the first and second quarters of 2008 that also explains the incentive compensation and profit sharing provisions and why these provisions are considered as an offset to the impact of your inventory adjustment.  Further, your analysis should provide quantitative and qualitative factors that you considered when determining that your first and second quarter balances were not materially misstated.  Additionally, please revise future filings, to address the nature of this accounting error and the impact these adjustments had on quarterly operations as required by Item 302 of Regulation S-K.

RESPONSE: The following table summarizes the impact of the inventory adjustment noted above on the first and second quarter results as originally reported in our Form 10-Q’s for the quarters ended March 29, 2008 and June 28, 2008, with amounts shown as (income) and expense:

Item	Estimated effect on Quarter ended March 29, 2008	Estimated effect on Quarter ended June 28, 2008
Book to physical adjustment	$180,000	$220,000
Reduction of compensation accruals	(60,000)	(100,000)
Net decrease in pre-tax income per quarter	$(120,000)	$(120,000)

Actual results as reported:
Operating income (loss)	$(1,479,000)	$127,000
Loss before income taxes	(1,781,000)	(190,000)
Pro-forma results “if corrected:”
Operating income (loss)	(1,599,000)	7,000
Loss before income taxes	(1,901,000)	(310,000)

As you note in your comment, the impact of the inventory adjustment alone is 12% of the first quarter operating loss and would change our second quarter operating income of $127,000 to operating income of $7,000.  However, it is important to note that had the results of our operations been lower by $180,000 and $220,000, respectively for the first and second quarters, we would have been under our bonus and profit sharing targets and we would not have recorded bonus and profit sharing accruals for these quarters. Thus, the recording of a reduction of compensation accruals is directly related to the book to physical adjustment.

In considering the impact of the error to our financial statements in the first and second quarter, we looked to the guidance included in Staff Accounting Bulletin No. 99 — Materiality (SAB 99) and the guidance included in APB No. 28 — Interim Financial Reporting.

First, with regards to SAB 99, we reviewed both the qualitative and quantitative impacts of the errors. From a quantitative perspective, the error, after considering the effect of recording the reductions to the compensation accruals for the first quarter was 8% and 7% of operating loss and loss before taxes, respectively. For the second quarter, the error was 94% of operating income and 63% of loss before taxes.  The percent impact on the financial statements is somewhat skewed based on our operating results for these quarters which were either at losses, or essentially break-even. As a result, we looked further to the qualitative factors.

First, from a trend perspective, we considered the impact of the trend from the first and second quarter of the prior year and the first and second quarter of the current year. Such trend information is shown below:

	As reported		If corrected
	Operating Income (Loss)	Income (Loss) before income taxes	Operating Income (Loss)	Income (Loss) before income taxes
First quarter - 2008	(1,479,000)	(1,781,000)	(1,599,000)	(1,901,000)
First quarter - 2007	(292,000)	(489,000)	(292,000)	(489,000)
Percent Change	(407)%	(264)%	(447)%	(289)%
Second quarter - 2008	127,000	(190,000)	7,000	(310,000)
Second quarter - 2007	1,802,000	1,697,000	1,802,000	1,697,000
Percent Change	(93)%	NM	NM	NM

(NM = Not Meaningful)

As noted above, the impact of the aforementioned error did not materially impact the operating trend from the first quarter of 2007 to the second quarter of 2007, from the second quarter of 2007 to the second quarter of 2008, nor from the first quarter of 2008 to the second quarter of 2008. Overall, our results for the first quarter of 2008 when compared to the first quarter 2007 showed a significant increase in our operating loss and income (loss) before income taxes in each of the scenarios shown in the table above. For the second quarter of 2008 compared to the second quarter of 2007, even though our operating income for the second quarter would have declined significantly, in each of the scenarios above, our 2008 operating income (loss) and income (loss) before income taxes decreased significantly from the comparable periods in 2007. Additionally, the trend of our results from the first quarter 2008 to the second quarter 2008 show significant improvement in each scenario above.

In addition to the consideration of earnings trends and the consideration of whether or not the error changes the results from income to a los, we also considered the following factors, among other items, from SAB 99 in our analysis:

The error had no impact on the Company’s failure to meet analyst’s expectations for the Company as there are no analysts that follow the Company.

The error had no impact on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

The error had no effect, other than as adjusted for and discussed above, on management compensation.

This was not the concealment of an unlawful transaction.

Our significant component for segment reporting is operating income (loss) for our reportable segments. The error did not have a significant impact on the trends of our Heating and Cooling segment.

Finally, we looked to the guidance included in paragraph 29 of APB No. 28 which states:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but are not material with respect to the estimate income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

As noted above, the error had no impact on the Company’s annual financial statements, and the amount of the error impacting any individual interim period would not have been material to the annual financial statements.

As a result of the above considerations, management concluded that a reasonable person would not change his/her opinion of the performance of the Company or its reporting segments had the adjustments been recorded in the appropriate period, nor would recording the adjustment have changed the trend of earnings to a sufficient extent so as to be considered material by a reasonable person. We will revise disclosures in future filings to address the nature of this accounting error and discuss the impact these adjustments had on quarterly operations as required by Item 302 of Regulation S-K.

The Company specifically acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our responses contained herein adequately address your questions.  Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,

/s/ Joseph J. Sum

Joseph J. Sum
Chief Financial Officer

cc:	James G. Gidwitz
Mark S. Nichter